October 15, 2012

Via Edgar

Mr. Lyn Shenk, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

RE:         Southwest Airlines Co.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 9, 2012
File No. 001-07259

Dear Mr. Shenk:

           On behalf of Southwest Airlines Co. (the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 24, 2012, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”).  For ease of reference, we have reproduced below the full text of the Staff’s comment, which is followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2011

Aircraft and engine maintenance, page 80

1.
We note your June 8, 2012 response to our prior comment regarding your change in accounting for your engine maintenance contract for your Classic fleet (737-300/500s).  We also note your supplemental responses dated June 20, 2012 and July 2, 2012.

You state that your agreement is significantly different from typical power-by-the-hour contracts given the fixed number of shop visits covered.  Even if true, we note nothing in the accounting guidance that limits its applicability to contracts with an “unlimited” number of shop visits.  In addition, prior to the October 1, 2011 amendment, your agreement did not, in substance, provide “unlimited” shop visits because engines were eligible for shop visits under specified conditions (such as reaching service limits or to comply with FAA Airworthiness Directives), which we understand to generally be reasonably predictable in timing and frequency (aside from visits for major FOD repair, which were also limited in number under the contract).

You also state that recognizing expense under the amended service agreement as payments are made based on flight hours could result in either (a) receiving maintenance service prior to recognizing the cost for such service or (b) “accruing maintenance” (i.e., recognizing expense) in advance of receiving the maintenance services.  However, we note that this is true for all power by the hour agreements in which cost risk has transferred to the maintenance provider, as engines occasionally go in for shop visits early or, more typically, the airline will have paid the service provider for coverage on a per hour basis (and expensed those amounts) prior to the maintenance services being performed at a later date.  In fact, the accounting method you previously followed for this contract had these consequences.

You further state that neither of the above two outcomes is consistent with “the basic concept that expense is to be recognized in accordance with the service level being received by the airline as described in paragraph 4.130 of the Airline Guide.”  However, paragraph 4.130 pertains only to the issue of straight-lining of expense recognition when contractual per hour payment rates are not constant or when power-by-the-hour contracts include buy-in provisions.  Please note that paragraph 4.130 begins by referencing “this model,” which is the model included in paragraph 4.129 and is described as “a model for the evaluation of PBTH contract payment terms to consider the possible effect of straight-lining.”  Please also note that the subsequent sentence in paragraph 4.130 refers to Exhibit 4-2, which provides illustrative examples of expense recognition when contractual per hour payment rates vary.  The reference to “service levels being received” relates to situations in which the extent of work is expected to vary over the coverage period.  Therefore, it does not appear paragraph 4.130 is relevant to the issue of the propriety of your change in accounting.

With regard to the issue of whether transfer of cost risk should be evaluated for the power-by-the-hour work covered under the contract or whether it should also include work expected to occur outside the agreement, you state you do not believe the amended service agreement transfers risk associated with the maintenance activities of your Classic fleet during the contract period.  This conclusion appears to be based on your expectation of a greater number of engine shop visits prior to the expiration of the term of your contract than the 52 specifically covered on a power by the hour basis under your contract.  However, we note from review of your contract and your prior response that additional shop visits “would not be covered under the contract and would have to be paid for on a time and materials basis, either through GE or an alternative third-party provider.”  In this regard, because additional shop visits beyond 52 are not required under the contract, we do not believe it is appropriate for you to consider them when evaluating risk transfer for the shop visits that are covered on a per hour basis in the contract.  This is supported by the Airline Guide, which does not refer to evaluating the entire ownership or use period of the assets but rather “the cost of maintenance required under the service contract” (paragraph 4.125), and by Exhibit 4.1 which requires consideration of the “scope” of coverage of the contract during assessment of risk transfer.  In addition, the Airline Guide also refers to the guidance in ASC 944-20 related to accounting for reinsurance of contracts.  This guidance similarly specifies an analysis of transfer of risk for only covered items by limiting evaluation to risks “under the reinsured portions of the underlying insurance contracts.”  See ASC 944-20-15-41 and 53.

With regard to the actual evaluation of the transfer of cost risk, you state you reviewed the three principles (true-ups, contract adjustment provisions, and termination provisions) included in paragraph 4.125 of the Airline Guide, but you do not believe those principles are the only factors to assess in evaluating risk transfer.  While we acknowledge that all relevant factors should be considered in an assessment, we note that you did not actually address any of the three FinREC principles provided in the guidance.  Based on our review of the contract and related amendments, it does not appear your agreement provides for adjustments to payments to GE based on actual costs incurred by them.  This concept underlies each of the three FinREC principles that are required to be considered.

In addition, you state that it is at your discretion to designate which individual shop visits comprise the 52 covered by the amended service agreement.  You also state that you chose to pay for certain shop visits on a time and materials basis because they required a lesser work scope due to the condition of the engines.  The fact that you are able to designate which shop visits comprise the 52 covered visits and that you intend to designate the more costly visits to GE is a strong indicator that GE bears cost risk for the 52 shop visits required under the service agreement.  We also note that you also explicitly acknowledge in your response dated June 8th that you have “limited the variability of maintenance costs” to you for the remaining maintenance required under the service agreement (i.e., the 52 shop visits).

For the reasons cited above, we continue to believe that power-by-the-hour basis payments made to your third-party maintenance provider should have continued to be expensed as incurred under the contract in accordance with paragraph 4.123 and paragraphs 4.126 to 4.128 of the Airline Guide and as previously accounted for under the original agreement, and that other shop visits incurred on a time and materials basis with GE or other service providers should be expensed at the time of overhaul, consistent with your policy for non power-by-the-hour major maintenance activities.  Therefore, we continue to believe you should rigorously reassess your accounting for these power-by-the-hour maintenance costs as appropriate.

Response:

It is the Company’s understanding, after discussions with the Commission, that the Commission does not object to the Company’s accounting treatment under its engine maintenance agreement with GE pertaining to its Classic Fleet, as amended.

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Securities and Exchange Commission
October 15, 2012

In connection with our above responses to the Staff’s comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you have any questions, please do not hesitate to contact me at (214) 792-3022.

                                       Sincerely,

                                         /s/Tammy Romo
                                            Tammy Romo
                                        Chief Financial Officer

Copy to:                 John T. Montford (Chairman, Audit Committee)
Gary C. Kelly
Leah Koontz
Madeleine Johnson
Laura Wright
David Heselton (Ernst & Young LLP)